SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)
Amendment No. 2

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

OncoVista Innovative Therapies, Inc.

(Name of Issuer)

Common Stock,  $0.001 par value per share

(Title of Class of Securities)

68232J105

(CUSIP Number)

February 8, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	68232J105	13G

(1)		NAMES OR REPORTING PERSONS S.S. NO. OF ABOVE PERSONS Richard Smithline
(2)	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a) ☐ (b) ☒
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(5) SOLE VOTING POWER 1,729,902*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE VOTING POWER 1,729,902*
(8) SHARED DISPOSITIVE VOTING POWER 0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,902*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%*
(12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.	68232J105	13G

(1)		NAMES OR REPORTING PERSONS S.S. NO. OF ABOVE PERSONS Centrecourt Asset Management LLC
(2)	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a) ☐ (b) ☒
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(5) SOLE VOTING POWER 1,729,902*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE VOTING POWER 1,729,902*
(8) SHARED DISPOSITIVE VOTING POWER 0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,729,902*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%*
(12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	68232J105	13G

(1)		NAMES OR REPORTING PERSONS S.S. NO. OF ABOVE PERSONS CAMOFI Master LDC
(2)	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a) ☐ (b) ☒
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(5) SOLE VOTING POWER 1,463,741*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE VOTING POWER 1,463,741*
(8) SHARED DISPOSITIVE VOTING POWER 0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,463,741*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.1%*
(12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.	68232J105	13G

(1)		NAMES OR REPORTING PERSONS S.S. NO. OF ABOVE PERSONS CAMHZN Master LDC
(2)	CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):	(a) ☐ (b) ☒
(3)		SEC USE ONLY
(4)		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		(5) SOLE VOTING POWER 266,161*
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE VOTING POWER 266,161*
(8) SHARED DISPOSITIVE VOTING POWER 0
(9)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 266,161*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
(11)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%*
(12)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.

(a)	Name of Issuer:

OncaVista Innovative therapies, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

14785 Omicron Drive, Suite 104
San Antonio, TX 78245

Item 2.

(a)	Name of Person Filing:

This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Richard Smithline (“Mr. Smithline”), Centrecourt Asset Management  LLC (“Centrecourt”), CAMOFI Master LDC (“CAMOFI”), and CAMHZN Master LDC (“CAMHZN”), (collectively, the “Reporting Persons”).

The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934, as amended. The Reporting Persons do not affirm the existence of such a group.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Mr. Smithline and Centrecourt is:

350 Madison Avenue, 8th Floor
New York, NY 10017

The principal business address of each of CAMOFI and CAMHZN is:

90 Fort Street, 5th Floor
Box 32021 SMB
Grand Cayman, Cayman Islands

(c)	Citizenship:

Mr. Smithline is a United States citizen.

Centrecourt is organized and existing in Delaware.

CAMOFI and CAMHZN are organized and existing in the Cayman Islands.

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share.

(e)           CUSIP Number:

68232J105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	Investment adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Sec. 240.13d-1(c), check this box ☒.

Item 4.	Ownership:

(a)	Amount Beneficially Owned:

Mr. Smithline:  1,729,902* shares of Common Stock comprised of (i) 1,463,741 shares of Common Stock held by CAMOFI, and (ii) 266,161 shares of Common Stock held by CAMHZN. Mr. Smithline is a director of CAMOFI and CAMHZN.

Centrecourt:  1,729,902* shares of Common Stock comprised of (i) 1,463,741 shares of Common Stock held by CAMOFI, and (ii) 266,161 shares of Common Stock held by CAMHZN.  Centrecourt is the investment manager of CAMOFI and CAMHZN.

CAMOFI:  1,463,741* shares of Common Stock.

CAMHZN:  266,161* shares of Common Stock.

(b)	Percent of Class.	Mr. Smithline: Centrecourt: CAMOFI: CAMHZN:	8.4%* 8.4%* 7.1%* 1.3%*

*In addition to the shares of Common Stock held as set forth above, (a) CAMOFI holds warrants exercisable for 456,000 shares of Common Stock, and (b) CAMHZN holds warrants exercisable for 86,857 shares of Common Stock. However, each of such securities contains a provision which would prohibit the holder thereof from exercising any of such securities to the extent that upon such exercise such holder, together with its affiliates, would beneficially hold more than 4.99% of the total number of shares of Common Stock then issued and outstanding (determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended), unless such holder shall have provided the issuer with 61 days’ notice of the holder’s waiver of such provisions. Accordingly, based on the number of shares of Common Stock held by the Reporting Persons as of the date hereof, none of such warrants is presently exercisable. The Reporting Persons disclaim beneficial ownership of all such securities, and Mr. Smithline and Centrecourt disclaim beneficial ownership of all securities covered by this statement.

The percentages used herein are based upon the securities held by the Reporting Persons as of February 5, 2010, and the number of shares of Common Stock issued and outstanding as of November 12, 2009, as reported in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2009 filed with the Securities and Exchange Commission on November 16, 2009.

(c)	Number of shares as to which each such person has:

(i)	sole power to vote or to direct the vote:	Mr. Smithline:	1,729,902*
		Centrecourt:	1,729,902*
		CAMOFI:	1,463,741*
		CAMHZN:	266,161*

(ii)	shared power to vote or to direct the vote:	Mr. Smithline:	0
		Centrecourt:	0
		CAMOFI:	0
		CAMHZN:	0

(iii)	sole power to dispose or to direct the disposition of:	Mr. Smithline:	1,729,902*
		Centrecourt:	1,729,902*
		CAMOFI:	1,463,741*
		CAMHZN:	266,161*

(iv)	shared power to dispose or to direct the disposition of:	Mr. Smithline:	0
		Centrecourt:	0
		CAMOFI:	0
		CAMHZN:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a) above, which is incorporated by reference herein.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to constitute a group with one another pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2010

/s/ Richard Smithline
Richard Smithline

Centrecourt Asset Management LLC

By:	/s/ Richard Smithline
Name:	Richard Smithline
Title:	Managing Member

CAMOFI Master LDC

By:	/s/ Richard Smithline
Name:	Richard Smithline
Title:	Director

CAMHZN Master LDC

By:	/s/ Richard Smithline
Name:	Richard Smithline
Title:	Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT
JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree jointly to prepare and file with regulatory authorities an Amendment No. 2 to Schedule 13G and any amendments thereto reporting each of the undersigned's ownership of securities of OncoVista Innovative Therapies, Inc. and hereby affirm that such Amendment No. 2 to Schedule 13G is being filed on behalf of each of the undersigned.

Date: February 8, 2010

/s/ Richard Smithline
Richard Smithline

Centrecourt Asset Management LLC

By:	/s/ Richard Smithline
Name:	Richard Smithline
Title:	Managing Member

CAMOFI Master LDC

By:	/s/ Richard Smithline
Name:	Richard Smithline
Title:	Director

CAMHZN Master LDC

By:	/s/ Richard Smithline
Name:	Richard Smithline
Title:	Director